
07005792

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67166

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chrysalis Capital Group, LLC.

OFFICIAL USE ONLY
138499
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 California Street, Suite 809
(No. and Street)

San Francisco (City) CA (State) 94109 (Zip Code)

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl A Lane 415-771-5263
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Ste. 200 (Address) Larkspur (City) CA (State) 94939 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2007
WASH. D.C.
SECTION
213

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Cheryl A. Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chrysalis Capital Group, LLC., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member
Title

Notary Public



PUNAM C. PATEL
Comm.#1566640
NOTARY PUBLIC CALIFORNIA
City and County of San Francisco
My Comm. Expires May 3, 2009

This report ** contains (check all applicable boxes):
{x}(a) Facing Page.
{x}(b) Statement of Financial Condition.
{x}(c) Statement of Income (Loss).
{x}(d) Statement of Changes in Financial Condition.
{x}(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
{x}(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
{x}(g) Computation of Net Capital.
{x}(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
{x}(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
{x}(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
{ } (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
{x} (l) An Oath or Affirmation.
{ } (m) A copy of the SIPC Supplemental Report.
{x} (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chrysalis Capital Group LLC

Financial Statements

and Supplemental Information

Year ended December 31, 2006

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

The Members
Chrysalis Capital Group LLC

We have audited the accompanying statement of financial condition of Chrysalis Capital Group LLC, as of December 31, 2006, and the related statements of operations, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the management of Chrysalis Capital Group LLC. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chrysalis Capital Group LLC as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 21, 2007

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

Chrysalis Capital Group LLC
Statement of Financial Condition
December 31, 2006

Assets		
Current assets		
Cash and cash equivalents	$	13,145
Deposit with clearing broker		10,344
Accounts receivable		5,580
Prepaid expenses and other current assets		3,930
Total current assets		32,999
Other assets		5,000
Total assets	$	37,999
Liabilities and Members' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$	-
Total current liabilities		-
Members' equity		37,999
Total liabilities and members' equity	$	37,999

See accompanying notes

Chrysalis Capital Group LLC
Statement of Operations
Year ended December 31, 2006

Revenues	
Commissions and fees	$ 84,437
Interest income	344
Total revenues	84,781
Expenses	
Commissions	67,282
Regulatory fees and expenses	2,362
Insurance	12,356
Rent, office and other expenses	16,137
Total expenses	98,137
Net loss	$ (13,356)

See accompanying notes.

Chrysalis Capital Group LLC
Statement of Members' Equity
Year ended December 31, 2006

Balances, December 31, 2005	$ 50,536
Member contributions, net	819
Net loss	(13,356)
Balances, December 31, 2006	$ 37,999

See accompanying notes.

Chrysalis Capital Group LLC
Statement of Cash Flows
Year ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (13,356)
Adjustments to reconcile net loss to net cash used by operating activities	
Increase in deposits with clearing broker	(5,344)
Increase in accounts receivable	(5,580)
Increase in prepaid expenses and other current assets	(3,130)
Decrease in accounts payable and accrued liabilities	(525)
Net cash used by operating activities	(27,935)
Cash flows from financing activities	
Member contributions, net	819
Net cash provided by financing activities	819
Net increase in cash and cash equivalents	(27,116)
Cash and cash equivalents, beginning of year	40,261
Cash and cash equivalents, end of year	$ 13,145

Chrysalis Capital Group LLC
Notes to Financial Statements
December 31, 2006

Note 1 – Basis of presentation and summary of significant accounting policies

Basis of presentation

The accompanying financial statements include the accounts of Chrysalis Capital Group LLC (the "Company").

The Company was incorporated in Delaware in December 2003. In April 2006, the Company registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers ("NASD").

Nature of operations

The Company is a private investment banking firm specializing in the sale of privately owned companies and investment properties with an emphasis on tax saving and tax-deferred transactions.

The Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting

The financial statements of the Company have been prepared under accounting principles generally accepted in the United States and reflect the following significant policies.

Revenue recognition

Commissions and fees earned by the Company are recorded on an accrual basis. Investment income is recorded as earned.

Cash and cash equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank in a business checking account, available on demand.

Note 1 – Basis of presentation and summary of significant accounting policies (continued)

Fair value of financial instruments

Substantially all assets and liabilities carried at historical cost or contract value approximate fair value due to their relative short-term nature.

Advertising costs

Costs incurred for producing and communicating advertising are expensed when incurred.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for uncollectible accounts receivable

The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written of against the allowance. At December 31, 2006, the Company determined that an allowance for doubtful accounts was not necessary.

Income taxes

The Company has elected to be taxed as a limited liability company in a manner similar to the taxation of a partnership. The Company is not subject to federal or state taxes on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

Chrysalis Capital Group LLC
Notes to Financial Statements
December 31, 2006

Note 2 - Transactions with members

The Company receives certain office and administrative services provided by its managing member. For the year ended December 31, 2006, the Company reimbursed its managing member for all significant reimbursable costs.

The Company's managing member may also incur, and pay currently for, certain expenses related to transactions in process. If the transactions close and generate revenue to the Company, the expenses may be reimbursed to the managing member. If the transactions do not close, the expenses remain those of the member. Accordingly, such costs are recorded as paid. As of December 31, 2006, the Company had reimbursed all significant member incurred costs.

Note 3 – Revenues

Of the revenues recorded for the year ended December 31, 2006, 91% were received as commissions on two transactions. Both transactions involved the same company and its portfolio of tenant-in-common properties.

Note 4 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2006, the Company had net capital, as defined under the Rule, of $23,284, which exceeded the minimum requirement of $5,000 by $18,284. The Company had no aggregate indebtedness, as defined under the Rule.

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Chrysalis Capital Group LLC
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2006

Balance, December 31, 2005	$ -
Increases (decreases)	-
Balance, December 31, 2006	$ -

Chrysalis Capital Group LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net Capital	
Total members' equity	$ 37,999
Adjustments to net capital pursuant to Rule 15c3-1:	
Non-allowable assets	
Accounts receivable	(5,580)
Prepaid expenses and other current assets	(3,930)
Other assets	(5,000)
Security haircut	(205)
Net capital	$ 23,284
Total Aggregate Indebtedness	
Total aggregate indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (6.67% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 18,284
Percentage of aggregate indebtedness to net capital	-%

Chrysalis Capital Group LLC
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2006

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of December 31, 2006)

Net capital, as reported in Part IIA (unaudited) FOCUS Report	$ 28,864
Adjustment for unallowable asset	(5,580)
Net capital, as reported herein	$ 23,284
Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report	$ -
Aggregate indebtedness, as reported herein	$ -

Chrysalis Capital Group LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Chrysalis Capital Group LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors on Internal Accounting Control
Required by SEC Rule 17a-5

The Members
Chrysalis Capital Group LLC

We have audited the financial statements of Chrysalis Capital Group LLC for the year ended December 31, 2006, and have issued our report thereon dated February 21, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 10 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Chrysalis Capital Group LLC, taken as a whole. No condition that may be considered a material weakness came to our attention during our study and evaluation.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
February 21, 2007

END